

May 10, 2011

Via E-Mail
Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

>**Re:** **Primo Water Corporation**
>**Registration Statement on Form S-1**
>**Filed April 15, 2011**
>**File No. 333-173554**
>**Current Report on Form 8-K**
>**Filed March 24, 2011**
>**File No. 001-34850**

Dear Mr. Castaneda:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A; for example, the number of shares being offered by selling shareholders. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority contact us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements, of this offering.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Part II. Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-5

4. Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Current Report on Form 8-K filed March 24, 2011

Exhibit 99.1

5. We note your disclosure in your press release filed as Exhibit 99.1 to your Current Report on Form 8-K that "[f]or 2011, the Company continues to expect sales to increase 260% to 275%, or in the range of $116 to $123 million, which includes the impact of the previously announced acquisitions." We also note your disclosure on page 120 of your registration statement that net sales on a pro forma basis reflecting the Culligan acquisition for the fiscal year ended December 31, 2010 would have been $67 million. Please provide us the basis for your 2011 sales projections in your March 24, 2011 press release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Sean Jones
        K&L Gates LLP